Filed by Office Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: July 27, 2023

The following is the script for an earnings conference call of Office Properties Income Trust (“OPI”) hosted by Christopher J. Bilotto, President and Chief Operating Officer of OPI, and Matthew C. Brown, Chief Financial Officer and Treasurer of OPI, on July 27, 2023.

Office Properties Income Trust

Q2 2023 Earnings Call Script

Thursday, July 27th, 2023 at 10:00 AM

Operator

Good morning and welcome to Office Properties Income Trust’s second quarter 2023 financial results conference call. [Operator instructions.] At this time for opening remarks and introductions, I would like to turn the call over to Kevin Barry, Director of Investor Relations.

Kevin Barry

Thank you, and good morning, everyone. Thanks for joining us today.

With me on the call are OPI’s President and Chief Operating Officer Chris Bilotto, and Chief Financial Officer and Treasurer Matt Brown. In just a moment, they will provide details about our business and our performance for the second quarter of 2023, followed by a question-and-answer session with sell-side analysts. First, I would like to note that the recording and retransmission of today’s conference call is prohibited without the prior written consent of the company.

Also note that today’s conference call contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based on OPI’s beliefs and expectations as of today, Thursday, July 27th, 2023, and actual results may differ materially from those that we project. The company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call. Additional information concerning factors that could cause those differences is contained in our filings with the Securities and Exchange Commission – or SEC – which can be accessed from our website – opireit.com – or the SEC’s website. Investors are cautioned not to place undue reliance upon any forward-looking statements.

In addition, we will be discussing non-GAAP numbers during this call, including Normalized Funds From Operations, or Normalized FFO, Cash Available for Distribution, or CAD, and cash-basis Net Operating Income, or Cash Basis NOI. A reconciliation of these non-GAAP figures to net income are available in OPI’s earnings release presentation that we issued last night, which can be found on our website.

And finally, we will be providing guidance on this call, including Normalized FFO and Cash Basis NOI. We are not providing a reconciliation of these non-GAAP measures as part of our guidance because certain information required for such reconciliation is not available without unreasonable efforts or at all, such as gains and losses or impairment charges related to the disposition of real estate.

I will now turn the call over to Chris…

Chris Bilotto

Thank you, Kevin. Good morning everyone, and thank you for joining us today.

On our call today we will provide an update on the merger with Diversified Healthcare Trust, discuss broader office fundamentals and will provide an update on our operational and financial results.

Starting with the merger, we remain on track to complete our merger with Diversified Healthcare Trust during the third quarter. We filed a registration statement with the SEC, and we are holding a special meeting of shareholders on August 30th to vote on proposals to approve the merger and the issuance of OPI common shares. With shareholder approval, we expect to close the transaction shortly thereafter. This merger represents a tremendous opportunity for our shareholders to create a larger, scalable and more diversified REIT. It combines two institutional quality portfolios and better positions us to navigate office sector headwinds, while providing embedded near and long-term growth and value creation.

As a reminder, immediate benefits to OPI include increased scale and diversity; cash flow stability with the addition of attractive MOB and life science properties as a complement to our established office portfolio; access to additional capital sources with a more favorable interest rate outlook, including low-cost GSE and agency debt; and access to an institutional quality portfolio of senior living communities benefiting from growth through favorable health care sector tailwinds and a turnaround strategy currently underway. We expect the transaction to be accretive to OPI's normalized FFO, C A D, and leverage during the second half of 2024, and ultimately maximizing long-term value for our shareholders.

Based on the compelling benefits of the transaction, we support our Board in their recommendation that shareholders vote FOR the merger.

As Matt will discuss, during the second quarter we commenced our financing strategy to close the merger by completing more than $108 million dollars in mortgage financing since May. Given the challenges related to financing office properties in today’s capital markets, we believe our progress on this priority serves as a testament to OPI’s highly financeable portfolio of properties. In aggregate, the financings reflect an implied capitalization rate based on the aggregate appraised value of 7.5 percent and include a mix of buildings fully occupied by government and private tenants.

Turning to highlights from the second quarter…

Nationally, performance within the office sector remains in a period of transition with some recent bright spots related to increased leasing volume, improving office utilization and a slowing of new sublease space. Conversely, the financing and transaction environment both remain challenging; tenants continue to rationalize their space needs resulting in a mix of renewals, downsizing and relocations; and national office vacancy is at a high of nearly 20 percent. We believe there will be continued improvement in some of these areas as return to office mandates continue to unfold; new supply continues to decrease; and monetary policy on interest rates stabilizes.

OPI’s portfolio occupancy for the second quarter was 90.6 percent, an increase of 120-basis points year over year and up 10 basis points over the prior quarter, supported by new leasing activity and the disposition of properties with higher vacancy. Same property cash basis NOI came in better than projected, and Normalized FFO per share exceeded both the prior quarter and the high end of our guidance range. Tenant utilization across our portfolio is trending above the office national average, a positive sign with the evolving return to office outlook. We also reached an exciting milestone with substantial completion of our 427,000 square foot mixed-use redevelopment at 20 Mass Ave. in Washington, D.C. which is currently 54 percent preleased.

Turning now to our second quarter leasing results…

We completed 23 deals for 713,000 square feet of new and renewal leasing, comprised mostly of long-term leases with an average lease term of 10.3 years and a roll up in rent of 3.7 percent. Total leasing volume for the quarter increased sequentially more than 250 percent, reflecting a meaningful acceleration from the seasonally lighter first quarter and representing OPI’s highest volume in over three years. Approximately 80 percent of this activity was with tenants in the Real Estate & Financial and the Technology & Communications industries. Concessions and capital commitments declined on both a sequential quarter basis and year over year to $5.53 per square foot per lease year. We ended the quarter with investment grade rated tenants representing approximately 63 percent of annualized rental income.

Turning to highlights from second quarter leasing transactions…

•	In Duluth, Georgia, just northeast of Atlanta, we executed a full-building lease renewal for the tenant’s headquarters, representing 344,000 square feet at a modest roll-up in rent and a lease term of approximately 12.5 years.

•	We renewed a full-building lease for 93,000 square feet in Austin, Texas, occupied by a global technology solutions company at rates that were largely unchanged and a lease term of approximately 5.6 years.

•	In Santa Clara, California, we renewed a full-building lease for 66,000 square feet with a technology networking tenant for an 11-year term and a rental rate increase of over 9 percent.

•	And we signed a new lease with a health care contractor in Lincoln, Nebraska, for over 100,000 square feet at a modest roll-up in rent and a 10.5 year term.

Looking ahead to OPI’s upcoming lease expirations…

We continue to actively manage through efforts to address lease expirations during the second half of 2023 and beyond. Subsequent to quarter end, we completed over 300,000 square feet of lease activity, including a short-term extension and downsize with our tenant in Washington DC representing 2.1 percent of annualized revenue, previously communicated as a known vacate in 2023.

Our leasing pipeline includes approximately 2.7 million square feet of potential leasing activity, with nearly 1.5 million square feet attributable to new leasing and 800 thousand square feet of potential absorption, providing a year end occupancy outlook of 87 to 88 percent.

Turning to our development projects…

We reached an important milestone with the substantial completion of 20 Mass Ave. in Washington D.C at the end of the quarter. This 427,000 square foot, trophy Class A mixed-use property, is 54 percent leased to Royal Sonesta Hotel, which plans to open to new guests in September. Tour activity has been encouraging with close to 100,000 square feet of active proposals. We have approximately $48 million dollars of remaining project costs, a portion of which will be utilized during the back half of 2023 toward construction and the balance in future years to achieve stabilization with leasing.

Our Life Science redevelopment in Seattle, known as Unison Bay, remains on track to deliver during the fourth quarter of this year. The project is 28 percent pre-leased with approximately $64 million dollars remaining for completion of construction and for use toward stabilization with leasing. We continue to field multiple prospects for both Lab and Office users with close to 45,000 square feet of active proposals, and anticipate a ramp up in activity toward the back half of the year as our spec lab suites are completed.

In summary, we had an active quarter for OPI and are pleased with our trending outlook across the portfolio. Despite office headwinds, we ended the quarter with leasing volume representative of the highest levels in three years, are encouraged with the elevated utilization rates across the portfolio, and continue to track on execution of our previously communicated initiatives.

I will now turn the call over to Matt to review our financial results…

Matt Brown

Thanks Chris, and good morning, everyone.

Normalized FFO for the quarter was $53.7 million dollars, or $1.11 per share, coming in 3 cents above consensus and 2 cents above the high end of our guidance range. This compares to Normalized FFO of $52.7 million dollars, or $1.09 per share, for the first quarter of 2023. The increase on a sequential quarter basis was primarily driven by higher NOI due to a decrease in seasonal usage of utilities, a termination fee related to a tenant lease renewal and downsize and lower G&A expense, partially offset by increased interest expense. It should be noted that the termination fee was included in our Q2 Normalized FFO guidance provided on last quarter’s call.

G&A expense for the second quarter was $5.8 million dollars as compared to $5.9 million dollars in the previous quarter. The sequential quarter decline was mainly driven by lower business management fees due to a decrease in our stock price, which emphasizes the alignment between our manager, The RMR Group, and shareholders.

We generated C A D of $0.33 per share during the second quarter and $1.76 per share on a rolling four quarter basis. Earlier this month we declared our regular quarterly distribution of $0.25 per share, which represents a trailing four quarter C A D payout ratio of 57 percent, based on our annual dividend rate of $1.00 per share.

Same property cash basis NOI decreased 3.7 percent compared to the second quarter of 2022 and beat our guidance range of down 5 to 7 percent. The decrease was mainly driven by elevated free rent levels in the current year period, higher operating expenses as we continue to face inflationary pressure and expenses previously paid by tenants now being paid by OPI as a result of tenant downsizes and changes in certain lease structures.

Turning to our outlook for Normalized FFO and same property cash basis NOI expectations in the third quarter…

We expect Normalized FFO to be between 99 cents and one dollar and 1 cent per share. This guidance includes a range of $5.7 to $5.9 million dollars of G&A expense. The decrease from Q2 is made up of several items, most notably, seasonal increases in operating expenses, lower amounts of capitalized interest with the substantial completion of the 20 Mass Ave. project and certain tenant vacancies and downsizes, partially offset by the commencement of the Sonesta lease at 20 Mass Ave.

We expect same property cash basis NOI to be down 8 to 10 percent as compared to the third quarter of 2022, mainly driven by free rent in the current year period and certain tenant vacancies and downsizes.

Turning to the balance sheet…

As Chris mentioned, during the second quarter we commenced our financing strategy for our merger with Diversified Healthcare Trust. As a reminder, in connection with the merger, OPI secured a commitment for a $368 million dollar bridge loan facility to ensure we can close the transaction. To avoid use of this facility, we are entering mortgage loans secured by certain of the bridge loan collateral properties on more attractive terms than the bridge loan facility.

To date, we have closed more than $108 million dollars in interest-only mortgage financings with a weighted average term of 6.8 years and a combined total loan to value ratio of over 52 percent. In connection with these financings, the bridge loan commitment has been reduced to $260 million dollars. This execution in these challenging market conditions highlights the benefit of our largely unencumbered balance sheet combined with our high-quality assets. We are in active discussions to complete similar financings of other OPI bridge loan collateral properties in the coming weeks.

At quarter end, our outstanding debt had a weighted average interest rate of 4.3 percent and a weighted average maturity of 4.7 years. Over 90 percent of our debt is fixed rate and approximately 96 percent is unsecured. In June, we exercised our second and final option to extend our credit facility to January 31, 2024. We ended the quarter with $535 million dollars of total liquidity, including $510 million dollars of availability under our credit facility.

Turning to our investing activities…

Since the beginning of the year, we have sold 5 properties containing 296,000 square feet for $13.1 million dollars and are currently under agreement to sell one property containing 80,000 square feet for $10.5 million dollars. Given the current investment sales market, we continue to expect our disposition activity to be somewhat muted until market conditions improve.

We spent $33.6 million dollars on recurring capital and $40.4 million dollars on redevelopment capital during the second quarter. We continue to expect 2023 recurring capital of $100 million to $110 million dollars and we are updating our redevelopment capital outlook to be approximately $125 million to $135 million dollars.

With 20 Mass Ave. substantially complete, we have approximately $114 million dollars of estimated remaining project costs to fund the development and lease related capital to achieve stabilized occupancy of 20 Mass Ave. and Unison.

That concludes our prepared remarks. Operator, we are ready to open the call up for questions.

Operator

[Operator instructions.] Our first question will come from Bryan Maher with B. Riley FBR.

Bryan Maher - B. Riley Securities, Inc., Research Division

Chris and Matt, just a couple for me this morning. Kind of sticking with the sale of assets and the proceeds and thus, utilizing the bridge loan less assuming the deal with DAC is closed. How long up until the deal closes and you need to tap that bridge loan can you be selling assets? And aside from the $10 million asset that you just talked about, are there any more that you suspect to close between now and then -- and what is the delta roughly in the cost between the proceeds you're getting in the new debt versus the bridge loan debt? What is the delta in the cost there?

Chris Bilotto

I think just starting with the asset sales, Brian. I think we've talked about maybe getting $30 million to $40 million is probably an accurate number based on where we think we might land with transaction, and that includes the $10 million and a few other opportunities that are out there. But I would say that that's on the high end of the range as far as at least where we stand today, what we might close are. And so there may be some outliers, but I think that's a good guide.

Matt Brown

And on the financing success and the impact to the bridge loan, our goal from when we signed the merger back in April was to not draw on the bridge. It's more expensive than just traditional secured financings. We're very pleased with the progress we've made today, having closed $108 million in proceeds. I will say between the OPI and DHC properties that are part of the collateral pool.

We have executed term sheets with various lenders totaling $450 million in potential loan proceeds, which is far and above the total bridge loan commitment. If they're OPI assets, we can continue to close prior to the merger. If they are DHC assets, we have to wait and be in a position to close simultaneously or shortly thereafter. So we're very pleased with where we've positioned ourselves in a very challenging financing environment. And with where we are, we also will leave some of the bridge loan collateral properties unencumbered.

So we're going to get a lot more in proceeds than we would on the bridge and still leave certain properties unencumbered, which will help our debt covenants, etc. And lastly, as we think about pricing, the weighted average interest rate on the four loans we closed was about 7.9%. And the bridge loan cost is north of 10%. So you got a 200-plus basis point premium or benefit to the cost.

Bryan Maher

So I guess what I'm hearing is, with all the stuff that you're doing, there's a very high likelihood that you will not need to tap the bridge loan kind of hard stop period? And can you tell us how the extension of the credit facility to January impacts any of the financing kind of towards the deal?

Matt Brown

Yes. So on the bridge, like I said, it remains our goal to not draw on it. We have it in place as a backstop until we actually close mortgages in this environment. You never know, so it's there if we need it. And if we do need it, we expect it to be for a very short period of time. But like I said, we're positioning to not need it. As it relates to the revolver, yes, we did extend the OPI stand-alone maturity to January 31 of 2024. A condition of closing the merger is that the combined company will have a recast or amended revolver. We've been progressing on that. Nothing really to report publicly, but we have executed term sheets with our admin agent and we've fielded a lot of diligence-type questions from the bank group, etc., and we're tracking nicely on that effort as well.

Bryan Maher

Okay. And maybe last for me. Fundamentally, I think in your prepared comments, you talked about year-end occupancy in kind of that 87%, 88% range. Assuming that 20 Mass Ave. in Seattle kind of ramp according to your expectations, can you maybe look out a little bit further? I mean we're fast approaching year-end to what occupancy might look like a year from now, say, mid-2024 with those two properties coming online?

Chris Bilotto

It's hard to tell, Bryan. I mean the occupancy or the kind of the new building square footage for 20 Mass Ave. is kind of in our square footage. And so current occupancy is representative of that building coming online. There's really no change in square footage for the Seattle property. And so I think where we stand today, we're seeing some positive momentum with absorption and new leasing with what we've seen to date. We've talked about the retention levels across the portfolio, and we anticipate those to be as a run rate for 2024. But it's difficult to sit here today and kind of peg an occupancy numbers because, in addition to just development and leasing activity, there's also the disposition and capital recycling plan that we will likely continue with, and that kind of has a much more uncertain approach just given kind of the environment and where we ultimately conclude we will transact in the year.

So I think at this stage, the best guidance we have is that 87% to 88%.

Operator

Our next question will come from Ronald Camden with Morgan Stanley.

Tamim Sarwary - Morgan Stanley, Research Division

This is Tamim on for Ronald. Yes, just sticking to the occupancy, again, 87% to 88%, I think, is the guidance for year-end, a little bit lower than where it was previously. So one, the occupancy looks like it's trending just in 2Q a little bit higher than 1Q. So is your guidance reduction, is that primarily driven just by lower leasing expectations for the development pipeline? And can you guys just give us a sense for what occupancy would look like year-end just for the same-store portfolio?

Chris Bilotto

Yes, a couple of things. I think that we had some tenants that were known vacates in Q2 carryover. And so, we would anticipate that the impact to occupancy upon them vacating, absent of any lease being signed, would come in Q3 or Q4, depending on the circumstances. And then with respect to year-end occupancy, there are a couple of drivers. One is going to be contingent on, again, disposition activity. And the reason why I say that is because some of the buildings being contemplated have higher vacancy, and so that in itself would have somewhat of a favorable impact on occupancy. And then we did have a tenant, the GSA, who was an expiration in early 2024, provide early notice of a vacate, so that had a slight negative impact on occupancy at least for year-end. But it would have been something that would have been impacted in the first part of 2024.

Tamim Sarwary

Got it. And then you guys talked about 80% financial and real estate tenants, making up the leasing activity during the quarter. Just as we go forward, do you see for OPI as a stand-alone basis, just less government exposure overall for the portfolio because of current leasing trends? Or how should we think about that?

Chris Bilotto

Yes. I mean, I think just generally speaking, we've seen a slight pullback in the overall government piece, and that's just been through a variety of circumstances. The 20 Mass Ave. development is a good example where we've gone from what was kind of a GSA strategy with an older Class B property into a private sector strategy with kind of a new trophy Class A mixed-use development. And then in some circumstances where the GSA, no different than the private sector, is rationalizing their space needs outside of those mission-critical facilities. I think we're generally seeing that there are not a lot of GSA deals tracking out there to kind of drive absorption. And so, to the extent that we see space come back to us that is GSA lease, the likely path there is to focus on private sector leasing. So that would have a negative effect on our overall GSA exposure. So there will be some changes in that. I don’t know if it will be material in the near term, but over time, it will continue to have an impact.

Tamim Sarwary

Got it. And then you had talked about the second half of 2024 accretion with the merger. I just wanted to confirm if that includes you guys contemplating the non cash mark-to-market from assuming DHC’s debt. Is that included in the guidance? And could you give us a sense of what that number might look like and if that will be included at all as we think about covenants and what not?

Matt Brown

Yes, it is included in the guidance forecast on the combined company basis for second half of 2024. I think the best proxy to look at is probably DHC’s 10-Q from Q-1. In their fair value footnote, it shows the carrying value as compared fair value, and I believe it is about a $600 million delta as of March 31. So that’s a good proxy to use. As it relates to the covenants, that’s not going to impact our covenants negatively.

Tamim Sarwary

Got it. Thank you guys; that’s all I have.

Operator

[Operator instructions.] Our next question will come from Aditi Balachandran with RBC Capital Markets.

Aditi Balachandran - RBC Capital Markets, Research Division - Associate

Thank you, good morning. Can we just get some more details on the Tyson termination that you guys spoke about and that came out earlier this month. What is the plan for the building and when will the $8 million termination fee be recognized?

Chris Bilotto

On the termination notice, I don’t think it had been unexpected. Tyson had been public about consolidation. And so for us, we had been planning assuming that a termination would, in fact, be exercised. And so with that in mind, this building was completely redeveloped in 2013, and as we step back and kind of look at just the quality of the footprint or the landscape of the Greater Chicago area, we’re getting a building back that kind of checks all of the boxes with respect to where tenants are focused today. It is a LEED certified building; it has numerous other awards tied to it; it’s within a short walking distance to three different modes of rail transportation; it’s in the West Loop which is one of the stronger submarkets behind the Fulton submarket, which is the strongest and which is where we own another property; and it shows extremely well. So we have a team teed up that’s in the market, and I think we’re generally optimistic that we’ll be able to re-lease this building to an office user in short order.

Matt Brown

And then on the termination fee, that’s going to amortized over the remaining term of January 31, 2025.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Chris Bilotto, President and Chief Operating Officer, for any closing remarks.

Chris Bilotto

Thank you for joining us today and for your interest in OPI.

[End]

Warning Concerning Forward-Looking Statements

This transcript contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Also, whenever Office Properties Income Trust (Nasdaq: OPI), or OPI, uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon OPI’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by OPI’s forward-looking statements as a result of various factors, which include those that are detailed in OPI’s filings with the Securities and Exchange Commission, or the SEC, including under the caption “Risk Factors” in the joint proxy statement/prospectus and in OPI’s periodic reports or incorporated therein. OPI’s filings with the SEC are available at the SEC’s website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, OPI does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Transaction

This transcript may be deemed to be solicitation material in respect of the proposed merger between OPI and Diversified Healthcare Trust, or DHC. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of OPI and DHC. On July 21, 2023, the registration statement was declared effective by the SEC and OPI and DHC each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving OPI and DHC will be submitted to OPI’s and DHC’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OPI, DHC AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by OPI with the SEC may be obtained for free on OPI’s Investor Relations’ website at www.opireit.com/investors or by contacting the OPI Investor Relations department at 1-617-219-1410.

In addition to the registration statement and the joint proxy statement/prospectus, OPI files annual, quarterly and current reports and other information with the SEC. OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This transcript is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

OPI and certain of its trustees and executive officers, DHC and certain of its trustees and executive officers, and The RMR Group LLC, the manager of OPI and DHC, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from OPI’s and DHC’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by OPI and/or DHC. Information about OPI’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Copies of the foregoing documents may be obtained as provided above.